Exhibit (a)(2)
FOR
IMMEDIATE
RELEASE
CORPORATE PROPERTY ASSOCIATES 14
OPPOSES UNSOLICITED, UNFINANCED TENDER OFFER
     NEW YORK, New York, August 11, 2010—Corporate Property Associates 14 Incorporated (CPA®:14), a publicly held, non-listed real estate investment trust (REIT) managed by W. P. Carey & Co. LLC, announced today that it is recommending to its shareholders that they reject the recent tender offer by Series B (CPA 14) of Tender Investors, LLC, an unfinanced acquisition vehicle, and its affiliates (collectively, the “Offerors”) to purchase up to 4,400,000, or 5.1%, of the total outstanding shares of CPA®:14 common stock at a price of $6.00 per share (the “Tender Offer”).
     BASED ON ITS REVIEW OF THE TENDER OFFER MATERIALS, CPA®:14’S BOARD OF DIRECTORS (THE “BOARD”) RECOMMENDS THAT SHAREHOLDERS NOT TENDER THEIR SHARES OF CPA®:14 IN THE TENDER OFFER.
In arriving at its recommendation, the Board considered the various factors outlined below.
The Board believes that the $6.00 offer price is lower than CPA®:14’s probable current per share market value. The Board believes that the $6.00 per share being offered is substantially less than CPA®:14 shares’ likely per share value in a transaction between a willing seller and a willing buyer, without any exigent circumstances. In assessing the probable market value of CPA®:14’s shares, the Board considered a variety of factors, including the following:
•	The estimated net asset value (“NAV”) as of December 31, 2009 was determined to be $11.80 per share, a full $5.80 per share above the Offer price. Factors used to calculate NAV per share include estimates of the fair market value of the registrant’s real estate and mortgage debt, which were provided by a third party.

•	Although CPA®:14’s shares are not listed on any stock exchange, CPA®:14 has reviewed published information on secondary market transactions. While secondary market trading volume is limited, the most recent data available indicates that, from 4/1/10 to 5/31/10, secondary market prices of CPA®:14 ranged from $9.00 to $10.04 per share, with a volume weighted average price of $9.60 per share.
CPA®:14 has paid 49 consecutive quarterly cash distributions, totaling $9.08 per share since its inception, and last month it made its latest quarterly cash distribution of $0.2001 per share. CPA®:14’s last distribution represents an annual yield of 8.38%. Although the Board cannot provide any guarantee that CPA®:14 will maintain its recent rate of distributions in the future, the Board believes that CPA®:14’s distribution history provides a reasonable basis for concluding that distributions are likely to continue and will provide a reasonable yield that shareholders participating in the Tender Offer will lose by selling their shares to the Offerors.

The Tender Offer price may be less than advertised. Because distributions to shareholders made after the date of the Tender Offer, July 28, 2010, will be deducted from the offer price, a tendering shareholder may receive less than $6.00 per share. If the Tender Offer is extended, the next quarterly distribution, if made, will be deducted from the offer price.
There is no guarantee that the Tender Offer can or will be completed. Despite what they say in their offer, the Offerors cannot “rush” shareholders their payment because the Tender Offer must be completed before any shares can be purchased, and the Tender Offer does not expire until October 8th. Even assuming the offer is completed, the earliest tendering shareholders could reasonably expect to receive payment is October 11, 2010. Shareholders wishing to sell their shares may find a ready buyer in a secondary market before they could be paid by the Offerors.
The Tender Offer is subject to a financing condition and the Offerors will not be able to purchase any shares at all unless they actually receive the financing they claim to have arranged. The Offerors say they have cash commitments from investors in the Offerors to fund the purchase of a small portion, less than 25%, of the aggregate number of shares that they seek to purchase. But the Offerors do not have any financing arranged at all for more than 75% of the total number of shares they seek to purchase. Moreover, the conditions on the financing arrangements for the Tender Offer are not disclosed. Based on the absence of secure institutional financing, the Board questions the ability of the Offerors to pay for shares tendered in the Tender Offer.
The letter published by the Offerors wrongly suggests that the Offerors are “guaranteeing” payment. They aren’t. They can’t. AND THERE IS NO GUARANTEE OF PAYMENT. In part because of its misleading use of the word “guarantee,” the Board judged the letter as a whole to be misleading and deceptive. Such deceit raises concerns about the truthfulness of all claims in the Tender Offer documents.
The Tender Offer can be amended or terminated with little notice to shareholders. The Tender Offer will be held open for an at least ten business days if the price or the number of shares sought changes, but other material terms could be changed with very little notice. The Tender Offer is subject to conditions that the Offerors can use as pretexts to terminate the Tender Offer, and even if the conditions were satisfied, the Offerors could amend the Tender Offer to terminate it at any time. The Board believes this factor makes it less likely that the Tender Offer will be completed.
The depositary is an affiliate of the Offerors, which means that the Offerors could have access to tendering shareholders’ shares before the Offerors even pay the purchase price. The Board believes that the use of an inexperienced affiliate depositary carries unnecessary risks for shareholders participating in the Tender Offer. Because the depositary is an affiliate and was only recently created, the Board does not have confidence that tendering shareholders who choose to withdraw their shares from the Tender Offer will promptly have their shares returned to them.
The Board does not believe that the tender materials provide full disclosure of every party involved in the making of the Tender Offer. The Tender Offer materials do not disclose who owns, or has agreed to invest in, the Offerors or the depositary. In the Board’s view, this makes the Tender Offer less credible, raises questions about the candor of the Offerors, and should “ raise red flags” for shareholders.
The Board believes that the timing of the tender offer may be intended to take advantage of a potential liquidity event. In its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 as filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2010, CPA®:14 announced that it believed it had recently seen an easing of the global economic and financial crisis that had severely curbed liquidity in the credit and real estate financing markets and that, as a result, it had asked its advisor, W. P. Carey & Co. LLC (“WPC”) and its affiliates, to recommence its previously postponed review of possible liquidity alternatives for CPA®:14. Subsequent to that Report, the Board has formed a special committee of independent directors to explore possible liquidity alternatives, including any proposed by the advisor. A liquidity transaction could take a variety of forms, including, without limitation, a merger with another WPC-sponsored CPA® REIT, sales of assets, either on a portfolio basis or individually, and/or listing shares on a stock exchange. However, it should be noted that the execution of any such transaction could be affected by a variety of factors, such as the availability of financing on acceptable terms and conditions in the economy generally, many of which are beyond the control of CPA®:14. As a result, there can be no assurance that any liquidity transaction will occur in the near future or at all or, if such a transaction does occur, what form it will take or the amount of cash or other consideration that shareholders would receive from such a transaction.
The fact that CPA®:14’s common stock is not listed on a national securities exchange, such as the New York Stock Exchange or NASDAQ, makes it a target for abusive “mini tenders.” These tender offers are frequently intended to catch investors off-guard and rely on investors’ natural assumption that the tender offer price is a premium price to that available in the open market. But it almost never is.
•	Mini tenders rely on misinformation to convince stockholders to sell their shares at prices lower than they might otherwise receive by selling on the secondary market. Because CPA®:14 has been a target of mini tender offers before, the Board is concerned about any tender offer made for a small portion of CPA®:14’s outstanding shares, or at an apparently below-market price, and is alert for possible misrepresentations and omissions in tender offer documents used in such offers.
•	In July 2010, MacKenzie Patterson Fuller, LP, launched a tender offer to purchase less than 5% of the total outstanding shares of CPA®:14 for just $5.00 per share. The Board believes that low tender offer prices distort the market view of the value of CPA®:14’s shares.
•	Although the Tender Offer is technically not a mini tender, the Board believes it shares certain common features with mini tenders, such as misleading disclosure, the lack of disclosure regarding recent valuations and prices, a low offer price, and uncertain financing.
•	The SEC has provided investors with a set of tips to help them protect themselves from abusive mini tender practices. The SEC’s tips can be found at: http://www.sec.gov/investor/pubs/minitend.htm.
•	We strongly encourage CPA®:14’s shareholders to read all Tender Offer materials carefully and to consider the SEC’s tips in reviewing the Tender Offer materials.
     In arriving at its recommendation that CPA®:14 shareholders should not tender their shares in the Tender Offer, the Board did not specifically weight any of the above factors. Shareholders should consider each factor as being highly material to the Board’s recommendation. Shareholders must make their own analysis of the Tender Offer and their own determination on whether they should tender their CPA®:14 shares in the Tender Offer or refrain from tendering.
     Consistent with the SEC’s tips for avoiding fraudulent or deceptive “mini tenders,” the Board recommends that any shareholder of CPA®:14 who is considering the Tender Offer take at least the following precautions to protect themselves from being misled:
•	Read the Tender Offer documents carefully.
•	Read CPA®:14’s quarterly and annual reports, which are filed with the SEC and can be found at www.sec.gov or www.cpa14.com.

•	These reports contain very important information on the financial performance of CPA®:14 and provide a basis for you to evaluate the price offered in the Tender Offer.
•	Familiarize yourself with the secondary market options for selling your CPA®:14 shares.

•	Call the Offerors to find out how they will handle your shares.
•	You should know that the Assignment Form provided for the Tender Offer says that the Offerors will get a Medallion Signature Guarantee using a copy of your driver’s license. However, the use of a driver’s license for this purpose does not comply with Medallion Program best practices.

•	You should be very careful in providing personal information, such as a copy of your driver’s license, to anyone you don’t know, including the Offerors.
About CPA®:14
     Corporate Property Associates 14 Incorporated (CPA®:14) is a publicly held non-traded real estate investment trust (REIT) that provides long-term financing solutions to quality companies throughout the United States and Europe. A member of the nearly $10 billion W. P. Carey Group, CPA®:14 seeks to provide investors with increasing distributions and long-term investment growth by focusing primarily on tenant creditworthiness, building lasting relationships and investing in a broadly diversified portfolio of real estate assets. CPA®:14’s investments are highly diversified, comprising contractual agreements with approximately 86 long-term corporate obligors for 310 properties located in five countries. http://www.cpa14.com
Forward-Looking Statements
Certain statements made in this press release are “forward-looking statements.” These forward-looking statements may contain the words “intend,” “anticipate,” “expect,” “plan,” “predict,” “estimate,” “project,” “will be,” “will continue,” “will likely result” or other similar words and phrases. Risks and uncertainties exist that may cause results to differ materially from those set forth in these forward-looking statements. Such risks and uncertainties are disclosed in CPA®:14’s past and current filings with the SEC. The forward-looking statements speak only as of the date they are made. Except as required by law, CPA ®:14 does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.
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